Enterra Energy Trust Announces Cancellation of Third Quarter Conference Call and Advises That It’s In Discussions Regarding Extension of Second Lien Borrowing Facility

Calgary, Alberta – (Marketwire – November 20, 2007) – Enterra Energy Trust (“Enterra” or the “Trust”) (TSX: ENT.UN, NYSE: ENT) announces that it is in discussions regarding the extension of the maturity of its second lien, non-revolving Cdn. $40 million borrowing facility (the “Second Lien Facility”).

A Special Committee of the board of directors of Enterra is in discussions with both the holder of the Second Lien Facility, as well as the syndicate of lending institutions holding the Trust’s first lien facilities, to review the overall indebtedness of the Trust and to seek a restructuring of the Trust’s indebtedness that is in the best interests of the unitholders of Enterra.  The Special Committee has retained Peters & Co. Limited and Osler, Hoskin & Harcourt LLP to assist it in this regard.

Enterra also announces that the third quarter conference call scheduled for Wednesday, November 21, 2007, has been cancelled.

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," “seeks,” and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.